UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)

68370R 10 9

(CUSIP Number)

Bjørn Hogstad, Esq.
Telenor ASA
Snarøyveien 30
N-1331 Fornebu, Norway
47-97-77-8806

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2005

(Date of Event Which Requires Filing of this Statement)

Copy to:

Peter S. O’Driscoll, Esq.
Coudert Brothers LLP
60 Cannon Street
London EC4N 6JP
England
44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor East Invest AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,337,854

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,337,854

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,337,854

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

13.	Percent of Class Represented by Amount in Row (11): 29.9% of the outstanding Common Stock (26.6% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor Mobile Holding AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,337,854(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,337,854(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,337,854(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

13.	Percent of Class Represented by Amount in Row (11): 29.9% of the outstanding Common Stock (26.6% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

(1) The Reporting Person disclaims beneficial ownership of all shares.

SCHEDULE 13D

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor ASA		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,373,854(2)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,337,854(2)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,337,854(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

13.	Percent of Class Represented by Amount in Row (11): 29.9% of the outstanding Common Stock (26.6% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

(2) The Reporting Person disclaims beneficial ownership of all shares.

SCHEDULE 13D

Item 1.     Security and Issuer

     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications,” a Russian open joint stock company (“VimpelCom”), as previously jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (as amended by Amendment Nos. 1 through 23, the “Statement”), is hereby amended and supplemented with respect to the items set forth below.

     Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2.     Identity and Background

     This amendment to the Statement on Schedule 13D is being jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (collectively, the “Reporting Persons”).

     TELENOR EAST INVEST AS

     (a)   Telenor East Invest AS, a corporation formed under the laws of Norway.

     (b)   Snarøyveien 30
             N — 1331 Fornebu
             Norway

     (c)   Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

     (d)   During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

     (e)   During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Except as otherwise indicated, the business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

     DIRECTORS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation
Fridtjof Rusten (Oslo, Norway)	Norway	Senior Vice President of Telenor ASA and Chairman of the Board of Telenor East Invest AS

Henrik Eidemar Torgersen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA

Gunn Margethe Logith Ringoen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA

     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation
Inger Petrine Nilsen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA and President of Telenor East Invest AS

     (d)   During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

     (e)   During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR MOBILE HOLDING AS

     (a)   Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

     (b)   Snarøyveien 30
             N — 1331 Fornebu
             Norway

     (c)   Telenor Mobile Holding AS is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.

     (d)   During the last five years, Telenor Mobile Holding AS has not been convicted in a criminal proceeding.

     (e)   During the last five years, Telenor Mobile Holding AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS

     (f)   (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding AS. The address of the directors and executive officers is Telenor Mobile Holding AS, c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.

     DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation
Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Torstein Moland (Lier, Norway)	Norway	Senior Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Sonofon

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Name and Business Address	Citizenship	Present Principal Occupation
Tore Haugland (Bergen, Norway)	Norway	Employee Representative

Arnhild Londal (Oslo, Norway)	Norway	Employee Representative

Kirsten Dalholt (Oslo, Norway)	Norway	Senior Advisor of Telenor ASA Nordic Division

     EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation
Arve Johansen (Oslo, Norway)	Norway	Senior Executive Vice President and Chief Executive Officer of Telenor Mobile Holding AS

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

     (d)   During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been convicted in a criminal proceeding.

     (e)   During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR ASA

     (a)   Telenor ASA, a corporation formed under the laws of Norway.

     (b)   Snarøyveien 30
             N — 1331 Fornebu
             Norway

     (c)   Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

     (d)   During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

     (e)   During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor ASA. Except as otherwise indicated, the business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.

     DIRECTORS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation
Torleif Enger (Ostre Toten, Norway)	Norway	Chief Executive Officer of Yara International ASA and Chairman of the Board of Telenor ASA

Bjorg Ven (Oslo, Norway)	Norway	Partner, Haavind Vislie Law Firm; Deputy Chairman of the Board of Telenor ASA; and Member of the Boards of Cermaq ASA, Vital Insurance AS and Dagbladet AS

Hanne de Mora (Erlenbach, Switzerland)	Switzerland	Principal of A-Connect and Member of the Board of Tomra ASA

Jorgen Lindegaard (Stockholm, Sweden)	Denmark	President and Chief Executive Officer of the SAS Group and Member of the Boards of Finansieringsinstituttet for Industri og Haandvaerk AS and Superfos AS

John Giverholt (Asker, Norway)	Norway	Chief Financial Officer of Ferd AS

Name and Business Address	Citizenship	Present Principal Occupation
Paul Bergqvist (Stockholm, Sweden)	Sweden	Managing Director of Carlsberg Sweden

Liselott Kilaas (Oslo, Norway)	Norway	Head of Business Area Communication and Security Systems of ZENITEL Norway AS

Per Gunnar Salomonsen (Skien, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative

Irma Ruth Tystad (Trysil, Norway)	Norway	Employee Representative

     EXECUTIVE OFFICERS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation
Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Arve Johansen (Oslo, Norway)	Norway	Senior Executive Vice President and Chief Executive Officer of Telenor Mobile Holding AS

Torstein Moland (Lier, Norway)	Norway	Senior Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Sonofon

Stig Eide Sivertsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA; Chief Executive Officer of Telenor Broadband Services AS; and Chairman of the Board of Canal Digital AS

Morten Karlsen Sorby (Hammaro, Sweden)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Norway

     (d)   During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.

     (e)   During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.     Purpose of the Transaction

     On June 14, 2005, Telenor ASA sent a letter to VimpelCom’s shareholders, a copy of which is attached hereto as Exhibit 1 (the “June 14 Letter to VimpelCom’s Shareholders”).

     The Reporting Persons’ current intentions with respect to their investment in VimpelCom are described herein, in the letter to VimpelCom’s shareholders dated June 6, 2005, a copy of which was filed as Exhibit 1 to Amendment No. 23 to the Statement on Schedule 13D filed by the Reporting Persons (the “June 6 Letter to VimpelCom’s Shareholders”) and in the June 14 Letter to VimpelCom’s Shareholders. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in VimpelCom. In order to maximize the value of their investment in VimpelCom, the Reporting Persons may, from time to time, consider, evaluate or propose various possible transactions involving VimpelCom or its subsidiaries or affiliates, which could include, among other things:

     (i)   the possible acquisition of additional securities of VimpelCom from time to time in the open market, in privately negotiated transactions or otherwise, including, without limitation, through entry into and exercise of call options or other derivative transactions;

     (ii)   the possible acquisition or disposition of debt securities or other debt instruments of third parties, in each case, that are secured by, convertible into or exchangeable for securities of VimpelCom, and the enforcement of any such security interest or the exercise of any such exchange or conversion right;

     (iii)   the possible disposition or exchange of any securities of VimpelCom owned by them, including the possible disposition of all of the shares of Common Stock of VimpelCom owned by them;

     (iv)   possible extraordinary corporate transactions (such as a merger, consolidation, reorganization or restructuring) involving VimpelCom or any of its subsidiaries, including with other telecommunication companies which may be affiliated with the Reporting Persons;

     (v)   the possible acquisition by VimpelCom or its subsidiaries of assets or interests in one or more telecommunication companies, including other telecommunication companies which may be affiliated with the Reporting Persons, or the possible sale of assets or operations by VimpelCom or its subsidiaries, including a possible transaction involving VimpelCom and Closed Joint Stock Company “Kyivstar G.S.M.”, a company in which Telenor Mobile Communications AS, a wholly-owned subsidiary of Telenor ASA, owns a majority interest;

     (vi)   making or seeking to make changes in or affecting the Board of Directors or management of VimpelCom;

     (vii)   possible litigation involving VimpelCom, its Board of Directors and/or its management;

     (viii)   entering into and unwinding derivative transactions with respect to the securities of VimpelCom; or

     (ix)   in addition to the June 6 Letter to VimpelCom’s Shareholders and the June 14 Letter to VimpelCom’s Shareholders, soliciting the votes of VimpelCom’s shareholders in relation to any annual or extraordinary general meeting of shareholders of VimpelCom.

     The Reporting Persons may also, from time to time, formulate other plans or proposals regarding VimpelCom or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom, the general business and future prospects of VimpelCom, tax considerations, or other factors.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Persons may, from time to time, enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of VimpelCom, which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VimpelCom to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.

     Except as provided in the documents described in the Statement on Schedule 13D and Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22 and 23 hereto, or as set forth herein, neither Telenor, Telenor Mobile Holding AS or Telenor ASA, nor to the best of Telenor’s, Telenor Mobile Holding AS’s or Telenor ASA’s knowledge, any of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

1.   Letter to VimpelCom’s shareholders dated June 14, 2005

2.   Form of proxy card

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: June 14, 2005

TELENOR EAST INVEST AS
By	/s/ Fridtjof Rusten
	Name:	Fridtjof Rusten
	Title:	Chairman of the Board

TELENOR MOBILE HOLDING AS
By	/s/ Jon Fredrik Baksaas
	Name:	Jon Fredrik Baksaas
	Title:	Chairman of the Board

TELENOR ASA
By	/s/ Jon Fredrik Baksaas
	Name:	Jon Fredrik Baksaas
	Title:	President and Chief Executive Officer

Exhibit 1

June 14, 2005

Dear Fellow VimpelCom Shareholders

The outcome of the election of directors at VimpelCom’s June 22 AGM could seriously affect the future value of your investment. To ensure that VimpelCom continues to be operated for the benefit of all shareholders, we urge you to cast all of your votes for Jo Lunder and Terje Thon by signing, dating and returning the enclosed BLUE proxy card today. Telenor believes the alternative outcome could potentially lead to Alfa seizing control of VimpelCom without paying a control premium to its fellow shareholders.

Consider carefully the risks facing VimpelCom shareholders at this critical AGM:

If Alfa’s nominees constitute a majority of VimpelCom’s board of directors, Telenor believes:

•	VimpelCom may continue to be negatively impacted by Alfa’s ongoing conflicts of interest arising from its stake in MegaFon and the methods Alfa may use to alter the corporate governance of VimpelCom to remove minority shareholder protections;

•	Alfa could push through the acquisition of WellCom at an excessive price and cause VimpelCom to engage in other transactions that would benefit Alfa but destroy value for other VimpelCom shareholders; and

•	If Telenor were to exit its investment in VimpelCom, VimpelCom and its shareholders would lose the positive involvement of Telenor’s majority shareholder, the Norwegian state, and it is unlikely a merger with Kyivstar would ever occur.

Telenor believes that in the current climate in Russia control of VimpelCom by Alfa would increase the risks to which VimpelCom is subject, and VimpelCom could continue to experience turmoil from lawsuits and other similar tactics Alfa has employed.

If Telenor’s independent nominees are elected, we believe all VimpelCom’s shareholders will benefit from:

•	Telenor’s long-term industrial and commercial commitment to building value for all shareholders by using Telenor’s knowledge of best practices and proven concepts from more mature markets to improve VimpelCom’s profitability and competitive position, which will give VimpelCom an advantage over its competitors;

•	Telenor’s continuing support for value-enhancing CIS expansion by VimpelCom, including expansion in Ukraine; and

•	The increased likelihood of a VimpelCom/Kyivstar merger.

While Telenor has no confidence in the business case for the acquisition of WellCom, Telenor would, as it has repeatedly stated, support a VimpelCom/Kyivstar transaction under the right conditions. A merger with Kyivstar is unlikely to occur if Alfa controls VimpelCom.

Telenor’s nominees, Jo Lunder, the former CEO of VimpelCom, and Terje Thon, who has served on VimpelCom’s board since 1999, have the commitment, knowledge and experience to ensure that VimpelCom is operated for the benefit of all shareholders and to protect shareholders from Alfa’s attempts to seize control. We urge you to cast all your votes at VimpelCom’s forthcoming AGM FOR Jo Lunder and Terje Thon, by signing, dating and returning today the enclosed BLUE proxy card today.

Please note that your bank or broker must provide your voting instructions so that Telenor may forward them to The Bank of New York, as ADR Depositary, no later than 12:00 pm (noon) New York City time, on Monday, June 20. Therefore, it is important that you act promptly.

Thank you for your support.

Yours sincerely,

Jon Fredrik Baksaas
President and Chief Executive Officer
Telenor ASA

YOUR VOTE IS IMPORTANT.

If you have any questions, or need assistance in voting your shares.
please call Innisfree M&A Incorporated.

From the U.S. or Canada: 877 825 8971 (toll free)
From within the EU: 00800 7710 9970 (free phone)
From other locations, please call collect:
+1 646 822 7433 (New York) or +44 20 7710 9960 (London).

Forward-Looking Statements
This letter contains forward-looking statements that involve risks and uncertainties. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Telenor ASA (“Telenor”). In this letter, such forward-looking statements include, without limitation, statements relating to (1) the implementation of strategic initiatives, (2) the results or consequences of any meeting of shareholders of OAO “Vimpel-Communications” (“VimpelCom”), (3) the consequences of certain proposed transactions involving VimpelCom, including possible mergers with other companies, (4) statements relating to VimpelCom’s future business development and economic performance and (5) other statements regarding matters that are not historical facts. The words “believe”, “expect”, “will”, “may”, “could”, “should”, “would” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. Many factors may influence Telenor’s or VimpelCom’s actual results and cause them to differ materially from expected results as described in such forward-looking statements. Telenor disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
Telenor has filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D with respect to Telenor’s interest in the securities of VimpelCom and a number of amendments thereto (as so amended, the “Schedule 13D”). Investors and security holders are urged to read the Schedule 13D, as well as Telenor’s and VimpelCom’s respective filings on Form 20-F and Form 6-K, and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain free copies of such documents at the SEC’s website (http://www.sec.gov).

Exhibit 2

Proxy Solicited by Telenor East Invest AS
Re: Annual General Meeting of Shareholders of
Open Joint Stock Company “Vimpel-Communications”
to be held on June 22, 2005

The undersigned, an Owner of record as of the close of business of the registrar of Open Joint Stock Company “Vimpel-Communications” (the “Company”) at 6:00 pm Moscow time or 10:00 am New York time on May 3, 2005, of Level III American Depositary Receipts (each representing one quarter (1/4) of one common share in registered form, nominal value 0.005 rubles each) of the Company, issued under the Deposit Agreement dated as of November 20, 1996, among the Company, The Bank of New York, as Depositary (the “Depositary”), and the Owners of the American Depositary Receipts issued thereunder, hereby appoints Alan M. Miller and Arthur B. Crozier, and each of them, its proxies, with full power of substitution, and directs the proxies to cumulate the undersigned’s votes with respect to election as directors of those nominees listed below where no vote is specified, or where the box FOR both nominees is marked, in order to elect the maximum number of such nominees as believed possible under the then prevailing circumstances, and to convey such cumulative voting instructions to the Depositary in order to be voted at the Annual General Meeting of Shareholders of the Company to be held on June 22, 2005 or at any adjournments, postponements or reschedulings thereof. If the undersigned withholds authority to vote for one nominee, all such votes will be cumulated for the other nominee at the discretion of the proxies, and such instructions will be conveyed to the Depositary, as provided above.

The proxies are also directed to instruct the Depositary to vote as directed herein with respect to the other matters to come before the meeting.

This proxy revokes all prior proxies and all prior instructions to The Bank of New York, as Depositary, given by the undersigned.

4. Election of Directors

☐	FOR BOTH nominees listed below (except as marked to the contrary)	☐	WITHHOLD AUTHORITY to vote for BOTH nominees listed below

Jo Lunder Terje Thon

Instruction: To withhold authority to vote for one of the nominees, write the nominee’s name in the space below:

Resolutions

	For	Against	Abstain
1. Approval of the 2004 VimpelCom Annual Report	☐	☐	☐

2. Approval of VimpelCom’s accounting statements, including Profit and Loss Statement for 2004 (prepared in accordance with Russian statutory accounting principles)	☐	☐	☐

3. Allocation of profits and losses resulting from 2004 operations including non- payment of dividends to holders of common registered shares and payment of dividends to holders of preferred registered shares of type A
	☐	☐	☐

5. Approval of the amended and restated Procedural Regulations of the Board of Directors	☐	☐	☐

6. Election of the Audit Commission	☐	☐	☐

7. Approval of external auditors	☐	☐	☐

	For	Against	Abstain
8. Approval of reorganization of VimpelCom through statutory merger of CJSC “Extel” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Extel”.	☐	☐	☐

9. Approval of reorganization of VimpelCom through statutory merger of CJSC “Sotovaya Company” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Sotovaya Company”	☐	☐	☐

10. Approval of reorganization of VimpelCom through statutory merger of CJSC “StavTeleSot” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “StavTeleSot”	☐	☐	☐

11. Approval of reorganization of VimpelCom through Statutory Merger of CJSC “Vostok-Zapad Telecom” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Vostok-Zapad Telecom”	☐	☐	☐

	For	Against	Abstain
12. Approval of reorganization of VimpelCom through statutory merger of OJSC “Orensot” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Orensot”	☐	☐	☐

13. Approval of reorganization of VimpelCom through statutory merger of OJSC “Beeline-Samara” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Beeline-Samara”	☐	☐	☐

14. Approval of reorganization of VimpelCom through statutory merger of OJSC “Dal Telecom International” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Dal Telecom International”
	☐	☐	☐

Date

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Please note that the ADR Depositary’s deadline for receipt of voting instructions is June 20, 2005 at 12pm (noon) New York time. Please sign, date and return this form of proxy in the envelope provided as soon as possible.